Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Prologis, Inc.:

We consent to the use of our reports dated February 10, 2020, with respect to the consolidated balance sheets of Prologis, Inc. and subsidiaries as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedule III, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Denver, Colorado
March 20, 2020